UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

Commission File Number: 000-50571

RESPONSE BIOMEDICAL CORP.
(Translation of registrant's name into English)

8081 Lougheed Highway
Burnaby, B.C. Canada V5A 1W9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

This Form 6-K Report is incorporated by reference into the Registration Statement on Form S-8 of Response Biomedical Corp. (Registration No. 333-126275).

SUBMITTED HEREWITH

Exhibits

99.1	Letter Indicating Restatement of Quarters Ended March 31, 2005 and 2004 Interim Consolidated Financial Statements

99.2	Financial Statements for Quarters Ended March 31, 2005 and 2004 (Amended)

99.3	Management Discussion and Analysis for the First Quarter Ended March 31, 2005 (Amended)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Response Biomedical Corp.
(Registrant)

Date: August 31, 2005	By:	/s/ Robert Pilz

Robert Pilz
	Title:	Chief Financial Officer